UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D (Rule 13d-101) _________
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 8)

Steinway Musical Instruments, Inc.
(Name of Issuer)

Ordinary Common Stock, par value $0.001
(Title of Class of Securities)

858495104
(CUSIP Number)

Hansin Kim, Esq. Lee Anav Chung White & Kim LLP 520 S. Grand Avenue, Suite 1070 Los Angeles, California 90071 (213) 341-1602
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 858495104	13D	Page 1 of 5

1	NAME OF REPORTING PERSONS Samick Musical Instruments Co, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,768,554 (2)
	8	SHARED VOTING POWER 244,700 (2)
	9	SOLE DISPOSITIVE POWER 3,768,554 (2)
	10	SHARED DISPOSITIVE POWER 244,700 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,013,254 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 32.2%
14	TYPE OF REPORTING PERSON CO

(1)           See Item 3 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

(2)           See Item 2 and 5 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

CUSIP No. 858495104	13D	Page 2 of 5

1	NAME OF REPORTING PERSONS Opus Five Investment 1, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (2)
	8	SHARED VOTING POWER 244,700 (2)
	9	SOLE DISPOSITIVE POWER 0 (2)
	10	SHARED DISPOSITIVE POWER 244,700 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,700 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 2.0%
14	TYPE OF REPORTING PERSON PN

(1)           See Item 3 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

(2)           See Item 2 and 5 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

CUSIP No. 858495104	13D	Page 3 of 5

1	NAME OF REPORTING PERSONS Opus Five Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (2)
	8	SHARED VOTING POWER 244,700 (2)
	9	SOLE DISPOSITIVE POWER 0 (2)
	10	SHARED DISPOSITIVE POWER 244,700 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,700 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 2.0%
14	TYPE OF REPORTING PERSON PN

(1)           See Item 3 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

(2)           See Item 2 and 5 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

CUSIP No. 858495104	13D	Page 4 of 5

1	NAME OF REPORTING PERSONS Jong Sup Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (2)
	8	SHARED VOTING POWER 4,013,254 (2)
	9	SOLE DISPOSITIVE POWER 0 (2)
	10	SHARED DISPOSITIVE POWER 4,013,254 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,013,254 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 32.2%
14	TYPE OF REPORTING PERSON IN

(1)           See Item 3 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

(2)           See Item 2 and 5 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

CUSIP No. 858495104	13D	Page 5 of 5

1	NAME OF REPORTING PERSONS Sam Song Caster Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (2)
	8	SHARED VOTING POWER 244,700 (2)
	9	SOLE DISPOSITIVE POWER 0 (2)
	10	SHARED DISPOSITIVE POWER 244,700 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,700 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 2.0%
14	TYPE OF REPORTING PERSON CO

(1)           See Item 3 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

(2)           See Item 2 and 5 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D filed on November 13, 2009 by Samick Musical Instruments Co., Ltd., a Korean corporation (“Samick”), Opus Five Investment 1, LP, a California limited partnership (“Opus LP”), Opus Five Investment, LLC, a Delaware limited liability company, Jong Sup Kim and Sam Song Caster Co., Ltd., a Korean corporation (collectively, the “Reporting Persons”), as amended on April 1, 2010, October 8, 2010, December 21, 2010, May 5, 2011, June 6, 2011, June 27, 2011 and February 21, 2013 (as amended, the “Schedule 13D”).  Except as otherwise set forth herein, the information contained in the Schedule 13D remains in effect, and, unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 1, 2013, Steinway Musical Instruments, Inc. (the “Issuer”) publicly announced that it had entered into a definitive agreement to be acquired by an affiliate of Kohlberg & Company (“Kohlberg”), pursuant to which an affiliate of Kohlberg will commence a tender offer to acquire all of the outstanding shares of the Issuer’s Ordinary Common Stock, par value $0.001 per share (“Common Stock”), for $35.00 per share in cash (the “Kohlberg Agreement”). At the request of the Issuer, Jong Sup Kim, the chairman of Samick and a member of the Issuer’s Board of Directors (the “Board”), did not participate in the discussion, evaluation or approval of the Kohlberg Agreement.  At the time of the Issuer’s announcement, Samick had been invited by the Board to participate in the Issuer’s current review of strategic alternatives and was evaluating, but had not yet determined, whether to submit a proposal to acquire the outstanding shares of Common Stock not currently owned by Samick (the “Non-Samick Shares”) and had not submitted any such proposal.  In accordance with and subject to the terms of the standstill provision of the Subscription Agreement, representatives of Samick have, from time to time in the past, with the approval of the Board, discussed with the Issuer proposals relating to a possible acquisition of the Non-Samick Shares.

On July 10, 2013, in connection with the Issuer’s invitation to Samick to participate in the “go-shop” period contemplated by the Kohlberg Agreement, and in compliance with the Kohlberg Agreement, Samick and the Issuer entered into a letter agreement (the “Letter Agreement”), which contains confidentiality provisions governing any information regarding the Issuer and its subsidiaries obtained by Samick or its representatives.  The Letter Agreement also provides that, for a period of twenty-four months after the date of the Letter Agreement, Samick and its affiliates may not, without the Issuer’s prior written approval, directly or indirectly (I) effect or seek, offer or propose (whether publicly or otherwise and whether or not subject to conditions) to effect, or announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise and whether or not subject to conditions) or announce any intention to effect or cause or participate in: (i) the acquisition of, or obtaining any economic interest in, any right to direct the voting or disposition of, or any other right with respect to, any securities, bank debt, liabilities, claims or obligations of the Issuer or any of its affiliates (or any rights, options or other securities convertible into or exercisable or exchangeable for such securities, bank debt, liabilities, claims or obligations or any obligations measured by the price or value of any securities of the Issuer or any of its affiliates, including without limitation any swaps or other derivative arrangements (“Derivative Securities”)), in each case not owned by Samick or its affiliates on the date of the Letter Agreement, whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such party) pursuant to any agreement, arrangement or understanding (whether or not in writing) or otherwise and whether or  not any of the foregoing would give rise to “beneficial ownership” (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”)), and, in each case, whether or not any of the foregoing is acquired or obtained by means of borrowing of securities, operation of any Derivative Security or otherwise; (ii) any tender or exchange offer, merger, consolidation, business combination or acquisition or disposition of assets of the Issuer or any of its affiliates; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its affiliates; or (iv) any “solicitation” of “proxies” to vote (as such terms are used in Regulation 14A of the Exchange Act), become a “participant” in any “election contest” (as such terms are defined in Rule 14a-11 of the Exchange Act), or initiate, propose, encourage or otherwise solicit stockholders of the Issuer for the approval of any stockholder proposals with respect to the Issuer or seek to advise or influence any third person with respect to the voting of any voting securities of the Issuer; (II) form, join or in any way participate in a group (otherwise than with an affiliate of Samick) with respect to the Common Stock or any other voting securities of the Issuer or any securities convertible into Common Stock or any other voting securities of the Issuer or otherwise act in concert with any person in respect of any such securities; (III) otherwise act, alone or in concert with others, to seek to control or influence the management, Board or policies of the Issuer or to obtain representation on the Board of the Issuer (other than the voting of voting securities of the Issuer presently owned by Samick and its affiliates as of the date of the Letter Agreement in favor of the election of a Samick representative on the Board); (IV) take any action which is likely to result in the Company being obligated to make a public announcement regarding any of the matters set forth in this paragraph, (V) enter  into any discussions, arrangements, understandings or contracts with any third party with respect to any of the foregoing; or (VI) disclose (whether or not publicly) any intention, plan or arrangement regarding any of the matters referred to in this paragraph.  Samick will also be required to promptly advise the Issuer in writing of any proposal made to Samick or its representatives with respect to any of the foregoing.  Samick also agreed that during such twenty-four month period, it will not request, solicit or induce another person to request, the Issuer or any of its representatives, directly or indirectly, to amend, waive or publicize any of the foregoing provisions.

Samick is evaluating its alternatives with respect to the Issuer’s pending transaction with Kohlberg and whether to submit a proposal during the 45-day “go shop” period contemplated by the Kohlberg  Agreement.  In that regard, Samick will have discussions with the Issuer and with potential equity and debt financing sources.  There can be no assurance that Samick will submit a such a proposal to the Issuer during this 45-day period, or at all.

The Reporting Persons may, from time to time and at any time, alone or in conjunction with others, make proposals to the Issuer, or seek to acquire additional shares of Common Stock and/or other equity, debt or other securities, notes or instruments (collectively, “Securities”) of the Issuer in the open market or otherwise, in each case in a manner consistent with the standstill provision set forth in the Subscription Agreement (as amended), and reserve the right to dispose of any or all of their Securities in the open market, through the Kohlberg tender offer or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.  It is also possible that the Reporting Persons may determine not to tender any shares of Common Stock pursuant to the Kohlberg tender offer.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended by adding the following:

On July 10, 2013, in connection with the Issuer’s invitation for Samick to participate in the “go-shop” period contemplated by the Kohlberg Agreement, and in compliance with the Kohlberg Agreement, Samick and the Issuer entered into the Letter Agreement.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Title

99.1	Letter Agreement, dated July 10, 2013, between Samick Musical Instruments Co., Ltd. and Steinway Musical Instruments, Inc.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 10, 2013

SAMICK MUSICAL INSTRUMENTS CO., LTD.

By: /s/ Jong Sup Kim
Name: Jong Sup Kim
Title: Chairman

OPUS FIVE INVESTMENT 1, LP

By: /s/ Kyung Min Park
Name: Kyung Min Park
Title: Sole Member of General Partner

OPUS FIVE INVESTMENT, LLC

By: /s/ Kyung Min Park
Name: Kyung Min Park
Title: Sole Member

SAM SONG CASTER CO., LTD.

By: /s/ Kang Log Lee
Name: Kang Log Lee
Title: Director

/s/ Jong Sup Kim
Jong Sup Kim